October 11, 2013

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.20549

Attn:     Mr. H. Roger Schwall

              Assistant Director

Re:	Newpark Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed July 26, 2013
File No. 1-02960

Dear Mr. Schwall:

We confirm receipt of your letter of September 17, 2013 (the “Comment Letter”), addressed to Mr. Gregg Piontek, Chief Financial Officer of Newpark Resources, Inc. (“Newpark” or the “Company”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) pertaining to (a) our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on February 28, 2013 (the “Annual Report”) and (b) our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 filed with the SEC on July 26, 2013 (the “Form 10-Q”).

For your convenience, the comments contained in your Comment Letter are set forth below. Our responses follow below each comment in bold.

Form 10-K for the Fiscal Year Ended December 31, 2012

Risk Factors, page 7

Risk Related to Legal and Regulatory Matters, Including Environmental Regulations, page 11

1.

We note your disclosure at page 11 regarding regulatory risks related to hydraulic fracturing. This appears to be the only reference to hydraulic fracturing in your filing. Please revise your disclosure to clarify the extent to which you are involved in the process of hydraulic fracturing, such as whether your drilling fluids products are used in hydraulic fracturing operations, and whether the services you provide relate to hydraulic fracturing operations.

In addition, please include risk factor disclosure to address specifically, if material, the financial and operational risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives. In the alternative, please tell us why such risks are not material to you.

Newpark Resources, Inc. • 2700 Research Forest Drive, Suite 100, The Woodlands, Texas 77381 • (281) 362-6800 • FAX (281) 362-6801

Mr. H. Roger Schwall
Division of Corporate Finance
October 11, 2013

Newpark’s Response: Newpark is not involved in the process of hydraulic fracturing and while Newpark’s drilling fluids products are used in the initial drilling of a well, they are not used in hydraulic fracturing operations. The purpose of Newpark’s reference to hydraulic fracturing in the Risk Factors in the Form 10-K noted above is to disclose to investors that Newpark’s business could be impacted by regulatory changes affecting the availability or cost of hydraulic fracturing, to the extent that any such changes have the effect of reducing the drilling activity levels of our customers. On December 31, 2012, Newpark acquired the assets of Alliance Drilling Fluids, which included a small proppant sales business. While the acquired business contributed no revenues for the year ended December 31, 2012, the Company’s revenue from the proppant sales business for the six months ended June 30, 2013 was $5.9 million. Proppants are used in the process of hydraulic stimulation. As we prepare the Annual Report on Form 10-K for the 2013 Fiscal Year, the Company will include additional disclosure regarding its recently acquired proppant business and consider whether additional disclosures regarding the financial and operational risks associated with the hydraulic fracturing (such as underground migration, surface spillage, etc.) are appropriate.

Financial Statements and Supplementary Data, page 32

Consolidated Statements of Operations, page 34

2.	Please explain to us how you have considered the presentation requirements of Rules 5-03(b) (1) and (2) of Regulation S-X, or revise your presentation to conform to the rules.

Newpark’s Response: We have considered the presentation requirements of Rules 5-03 (b) (1) and (2) of Regulation S-X, which requires that the statement of income present sales by tangible products, operating revenues of public utilities or other, income from rentals, revenues from services, and other revenue if income derived from more than one of the categories is greater than 10% of total revenue.

Within our Fluids Systems and Engineering segment, revenues are primarily generated from the delivery of drilling fluid systems to our customers at the well site. In connection with the delivery of a drilling fluid system, which includes a combination of formulated liquid systems and a variety of chemical additives, our field engineers work at the customer site throughout the drilling process, blending various products into the drilling fluid system, performing continual diagnostic testing of the system, and modifying the blended system as required to ensure optimal performance for the customer. This field engineer labor is provided to customers only as an integral component of a drilling fluid system delivery and we do not generate revenues from engineer services separate and apart from the delivery of a drilling fluid system. While our various products and field engineer labor are separately priced to customers of our drilling fluid systems, the Company’s pricing is based on competitive factors, with the split between product selling prices and field engineer labor pricing being responsive to those competitive influences. As a result, segregating the labor would not necessarily reflect the true economics of each of the components of the underlying transaction.

Mr. H. Roger Schwall
Division of Corporate Finance
October 11, 2013

For these reasons, we do not capture our costs and expenses in a manner that segregates gross profit between components of a drilling fluid system sale for management reporting, nor do we believe it would be a meaningful measure of performance or helpful to the investor. Accordingly, we have concluded that the revenue associated with the field engineer labor element of the drilling fluid system delivery is appropriately classified as a component of tangible product sales under Rule 5-03 of Regulation S-X.

For the year-ended December 31, 2012, total revenues by category are as follows:

($000's)	Fluids Systems and Engineering	Mats & Integrated Services	Environmental Services	Consolidated

Revenue from fluid products	$697,897
Revenue from field engineer labor	95,463
Sales by tangible products	$793,360	$62,504	$-	$855,864	82.5%
Income from rentals	32,148	59,779	-	91,927	8.9%
Revenues from services	36,162	-	54,066	90,228	8.7%
Total revenues	$861,670	$122,283	$54,066	$1,038,019

Based on the above analysis, we believe the presentation of revenues in the consolidated statement of operations in our Annual Report on Form 10-K for the year ended December 31, 2012 is in compliance with Rules 5-03 (b) (1) and (2) of Regulation S-X.

As noted in the chart set forth above, we do generate revenues from other services within the fluids systems and engineering segment. These services primarily relate to our completion services business, which provides services that are separate and apart from the delivery of a drilling fluids system. As set forth above, these revenues from services together with the services provided in our environmental services segment did not contribute, in the aggregate, more than 10% of total revenues in 2012. While neither rentals nor services contributed more than 10% of total revenues in 2012, we plan to continue to evaluate our revenues as part of our Annual Report preparation, and will separately disclose revenues and costs by revenue type, should the 10% threshold be exceeded by more than one category. During 2013, we have initiated a sale process for our Environmental Services segment and have exited portions of our completion services business, which we expect will significantly reduce revenues from services in future periods.

Mr. H. Roger Schwall
Division of Corporate Finance
October 11, 2013

Revenue Recognition, page 39

3.

We note that you derive revenue from rental of your mats. Please tell us how you have considered the guidance under FASB ASC 840 as the lessor in these arrangements. In particular, please refer to FASB ASC 840-10-25-1, 840-10-25-41 through 25-45, 840-20-50-4, and 840-30-50-4. As is it relates to the lease terms of your agreements, we note your reference to “subsequent extensions.” Please address whether any of your agreements contain penalties related to non-renewal.

Newpark’s Response: A portion of our Mats and Integrated Services segment revenue is derived from the rental of our DuraBase® composite mats, which provide environmental protection and ensure all-weather access to work sites, primarily in the oil and gas industry. Each mat is 8 feet wide by 14 feet long, weighs approximately 1,000 pounds, and has an estimated useful life ranging from seven years to 12 years. Each customer rental agreement typically includes groups of 300 to 500 mats, and the rental agreements are short-term in duration, generally for an initial term not to exceed 60 days. Customer rental pricing in our contracts is based on a daily price per mat in place and rental agreements do not contain penalties related to non-renewal. In some cases, based on customer circumstances such as delays in the drilling process, the mat rental is extended beyond the initial contract term. In such cases, the customer rental continues at the prescribed daily rental rate, until such time that the customer gives notice that the work is complete and the mats are ready for us to remove from the site.

In evaluating the four criteria of FASB ASC 840-10-25-1, we used the following key facts to determine the appropriate accounting treatment:

●	Customer rental agreements do not include any transfer of ownership provisions.

●	Customer rental agreements include no bargain purchase option.

●	The average customer rental agreement term is approximately two months, compared to an estimated mat useful life of 7 to 12 years.

Mr. H. Roger Schwall
Division of Corporate Finance
October 11, 2013

●	The present value of the customer payments under our typical rental agreement term reflects approximately 10% of the fair value of the mats being rented.

Based on our evaluation, none of the four criteria are met in FASB ASC 840-10-25-1, and therefore, these activities are classified as Operating Leases for financial reporting purposes, in accordance with FASB ASC 840-10-25-43 (d).

Regarding FASB ASC 840-20-50-4, Footnote 3 in our Form 10-K discloses the cost of our mat rental fleet. The carrying value of the rental fleet, which was $23.4 million and $22.7 million at December 31, 2012 and December 31, 2011, respectively, was not disclosed in Footnote 3. However, with respect to our future filings, the carrying value of the fleet will be added to our disclosures. Also, at this time, we do not have any non-cancelable terms or contingent rental terms in our agreements that would require disclosure. To the extent our future agreements include any such provisions, we will include appropriate disclosures in our future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Balance Sheet, page 2

4.

We note that there are greater than one quarter’s revenues outstanding in net trade receivables as of June 30, 2013. Please describe to us the payment terms that you offer your customers and the reason why it appears to take a significant amount of time to collect your trade receivables. As part of your response, please describe to us the facts and circumstances surrounding any significant trade receivables outstanding as of June 30, 2013 that were not subsequently collected in cash.

Newpark’s Response: Our reported net receivables balance consists of trade receivables, as well as tax receivables, including recoverable value added and goods and service taxes in our foreign jurisdictions. Trade receivables are primarily comprised of balances due from mid-sized and international oil companies and government-owned or government-controlled oil companies. While revenue and receivables are recorded upon passage of title for materials or as services are performed (in accordance with FASB ASC 605-15 and 605-20), customer invoicing is generally finalized upon the completion of each customer project, consistent with industry practice. As a result, our trade receivables balance includes amounts that have not yet been invoiced to our customer. Customer projects typically range from five days to three months in duration depending on region and well type, with the average customer project lasting approximately one month.

Upon completion of customer projects, customer invoicing is completed in accordance with the documentation requirements established by each customer. While the requirements vary, customers generally require that every product or service delivery on an invoice is supported by receipt confirmation from their local project managers that reside at each project site. The process of obtaining the required documentation from the customer project site tends to create further delays in our invoicing. Upon issuance of the customer invoice, our customer payment terms generally range from 30 to 60 days. However, in our experience actual payment times from government-owned or government-controlled oil companies in our foreign operations generally exceed the contractual terms. For these reasons, our trade receivable balances tend to be elevated, reflecting approximately 100 days of sales outstanding as of June 30, 2013.

Mr. H. Roger Schwall
Division of Corporate Finance
October 11, 2013

As a result of the process described above, there currently remains a significant portion of the June 30, 2013 accounts receivable balance that remains uncollected, most of which relates to customer projects that were completed and invoiced subsequent to June 30, 2013. However, this is not unusual for our business and does not indicate an elevated exposure for uncollectible balances. As stated above, our customer base consists primarily of mid-sized and international oil companies and government-owned or government-controlled oil companies. As a result, our provisions for uncollectible accounts has remained low, representing 0.2%, 0.3% and 0.1% of revenues for 2012, 2011 and 2010, respectively. We continually monitor our outstanding balances and customer base for changes that could cause our customer to be unable to repay these receivables, and adjust our allowance for uncollectible accounts, accordingly.

As requested in your letter, this response also includes the following acknowledgment:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact the undersigned by telephone at (281) 362-6821 or by facsimile at (281) 362-6801.

Sincerely, /s/ Gregg S. Piontek Gregg S. Piontek Vice President and Chief Financial Officer

cc:	Tracie Towner
Paul Monsour
Securities and Exchange Commission
Mark Airola, General Counsel